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13014934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD 212-687-2500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER ROTHSCHILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAROTH CAPITAL ADVISORS LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter H. Rothschild
Signature

PRESIDENT & CEO
Title

Deborah Ann Wygand
Notary Public

DEBORAH ANN WYGAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WY6077601
Qualified in Nassau County
Commission Expires October 1, 20 14

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Daroth Capital Advisors LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Daroth Capital Advisors LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2012

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

cohnreznick.com

Independent Auditors' Report

To the Member
Daroth Capital Advisors LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC, a Limited Liability Company, (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daroth Capital Advisors LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 26, 2013

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,451,923
Accounts receivable	300,000
Prepaid expenses	425
Total	$ 1,752,348

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses and other liabilities	$ 51,180
Member's equity	1,701,168
Total	$ 1,752,348

See Notes to Financial Statements.

Note 1 - Nature of business:

Daroth Capital Advisors LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") (the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company renders corporate financial advisory services to selected clients.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain merger and acquisition and financial restructuring advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction.

Note 2 - Significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2012.

Income taxes:

The accompanying financial statement does not contain a provision for Federal, state and local income taxes since the Company's net income or loss is included in the Federal, state and local income tax returns of its member, DC.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company has no unrecognized tax benefits at December 31, 2012.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Related party transactions:

During the year ended December 31, 2012, the Company paid administrative fees of $127,200 to DC, pursuant to the administrative services agreement which management believes reflects the Company's allocation of its share of common costs. Additionally, DC paid expenses of $8,460 on behalf of DCA which have been invoiced. As of December 31, 2012, $21,200 of the administrative fees and $8,460 of the reimbursable expenses are payable to the related entity and are included in accrued expenses and other liabilities.

Note 4 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2012, the Company had approximately $160,000 in cash balances in excess of Federally insured limits. At December 31, 2012, the Company had cash equivalents in excess of SIPC insured limits in the amount of approximately $500,000.

Note 5 - Major customers:

For the year ended December 31, 2012, three customers accounted for approximately 89% of the Company's revenue.

As of December 31, 2012, the Company has an account receivable of $300,000 from a customer. Such receivable is due the earlier of the occurrence of a specified customer event or January 31, 2014.

Note 6 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $1,380,026 which was $1,375,026 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0371 to 1.